                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                   Reinsurance Group of America, Incorporated
            --------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
            --------------------------------------------------------
                         (Title of Class of Securities)

                                   759351109
            --------------------------------------------------------
                                 (CUSIP Number)

                                  Gwenn L. Carr
                                  MetLife, Inc.
                               One Madison Avenue
                            New York, New York 10010
                                  (212)578-2211
            --------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)



                                 January 30, 2002
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D                                                 CUSIP No. 759351109


   1        NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               MetLife, Inc.
               13-4075851
-------------------------------------------------------------------------------
   2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                  (a) [ ]
                  (b) [ ]
-------------------------------------------------------------------------------
   3       SEC USE ONLY
-------------------------------------------------------------------------------
   4       SOURCE OF FUNDS

             WC

-------------------------------------------------------------------------------
   5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                              [ ]
-------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

-------------------------------------------------------------------------------
       NUMBER OF            7       SOLE VOTING POWER
        SHARES
     BENEFICIALLY                        222,800*
       OWNED BY      ----------------------------------------------------------
        EACH                8       SHARED VOTING POWER
      REPORTING
        PERSON                          28,915,939*
         WITH        ----------------------------------------------------------
                            9       SOLE DISPOSITIVE POWER

                                         222,800*

                     ----------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                         28,915,939*

-------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                29,138,739*

-------------------------------------------------------------------------------
  12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [ ]
-------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                58.9%*

-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON

                HC

-------------------------------------------------------------------------------

* See Item 5 below. Unless otherwise indicated, all information relating to beneficial ownership of the Shares by the Reporting Persons is as of February 15, 2002.

SCHEDULE 13D                                                 CUSIP No. 759351109


   1       NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Metropolitan Life Insurance Company

               13-5581829
-------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [ ]
           (b) [ ]
-------------------------------------------------------------------------------
   3       SEC USE ONLY
-------------------------------------------------------------------------------
   4       SOURCE OF FUNDS

              Not Applicable

-------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                              [ ]
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

               New York

-------------------------------------------------------------------------------
       NUMBER OF            7       SOLE VOTING POWER
        SHARES
     BENEFICIALLY                        None*
       OWNED BY      ----------------------------------------------------------
        EACH                8       SHARED VOTING POWER
      REPORTING
        PERSON                          28,915,939*
         WITH        ----------------------------------------------------------
                            9       SOLE DISPOSITIVE POWER

                                         None*
                     ----------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                         28,915,939*

-------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                28,915,939*

-------------------------------------------------------------------------------
  12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
-------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                58.5%*

-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON

                IC

-------------------------------------------------------------------------------

* See Item 5 below. Unless otherwise indicated, all information relating to beneficial ownership of the Shares by the Reporting Persons is as of February 15, 2002.

SCHEDULE 13D                                                 CUSIP No. 759351109


   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               GenAmerica Financial Corporation
               43-1779470
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [ ]
           (b) [ ]
-------------------------------------------------------------------------------
   3      SEC USE ONLY
-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

           Not Applicable

-------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                              [ ]
-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

              Missouri

-------------------------------------------------------------------------------
       NUMBER OF            7       SOLE VOTING POWER
        SHARES
     BENEFICIALLY                        None*
       OWNED BY      ----------------------------------------------------------
        EACH                8       SHARED VOTING POWER
      REPORTING
        PERSON                          24,131,250*
         WITH        ----------------------------------------------------------
                            9       SOLE DISPOSITIVE POWER

                                         None*
                     ----------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                        24,131,250*

-------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              24,131,250*

-------------------------------------------------------------------------------
  12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [ ]
-------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                48.8%*

-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON

              HC, CO

-------------------------------------------------------------------------------

* See Item 5 below. Unless otherwise indicated, all information relating to beneficial ownership of the Shares by the Reporting Persons is as of February 15, 2002.

SCHEDULE 13D                                                 CUSIP No. 759351109


   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               General American Life Insurance Company
               43-0285930
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [ ]
           (b) [ ]
-------------------------------------------------------------------------------
   3      SEC USE ONLY
-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

             Not Applicable

-------------------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                              [ ]
-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

               Missouri

-------------------------------------------------------------------------------
       NUMBER OF            7       SOLE VOTING POWER
        SHARES
     BENEFICIALLY                        None*
       OWNED BY      ----------------------------------------------------------
        EACH                8       SHARED VOTING POWER
      REPORTING
        PERSON                          24,131,250*
         WITH        ----------------------------------------------------------
                            9       SOLE DISPOSITIVE POWER

                                         None*
                     ----------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                        24,131,250*

-------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              24,131,250*

-------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [ ]
-------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              48.8%*

-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON

              IC

-------------------------------------------------------------------------------

* See Item 5 below. Unless otherwise indicated, all information relating to beneficial ownership of the Shares by the Reporting Persons is as of February 15, 2002.

SCHEDULE 13D                                                 CUSIP No. 759351109


   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Equity Intermediary Company
               43-1727895
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) [ ]
           (b) [ ]

-------------------------------------------------------------------------------
   3      SEC USE ONLY
-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

               Not Applicable

-------------------------------------------------------------------------------
   5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                              [ ]
-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

               Missouri

-------------------------------------------------------------------------------
       NUMBER OF            7       SOLE VOTING POWER
        SHARES
     BENEFICIALLY                        None*
       OWNED BY      ----------------------------------------------------------
        EACH                8       SHARED VOTING POWER
      REPORTING
        PERSON                          24,131,250*
         WITH        ----------------------------------------------------------
                            9       SOLE DISPOSITIVE POWER

                                         None*
                     ----------------------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                        24,131,250*

-------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              24,131,250*

-------------------------------------------------------------------------------
  12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [ ]
-------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              48.8%*

-------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON

              HC, CO

-------------------------------------------------------------------------------

* See Item 5 below. Unless otherwise indicated, all information relating to beneficial ownership of the Shares by the Reporting Persons is as of February 15, 2002.

SCHEDULE 13D                                                 CUSIP No. 759351109


       This Statement relates to the common stock, par value $.01 per share (the "Shares"), of Reinsurance Group of America, Incorporated, a Missouri corporation ("RGA"). This Statement amends the Schedule 13D Statement of MetLife, Inc. in respect of RGA by amending and restating Items 2,5 and 7 in their entirety, as follows:

Item 2.           Identity and Background.

         (a) through (c) and (f). This Statement is filed on behalf of (i) MetLife, Inc. ("MLINC"), (ii) Metropolitan Life Insurance Company ("MetLife"), a wholly owned subsidiary of MLINC, (iii) GenAmerica Financial Corporation, a wholly owned subsidiary of MetLife ("GenAmerica"), (iv) General American Life Insurance Company, a wholly owned subsidiary of GenAmerica ("GenAm Life"), and
(v) Equity Intermediary Company, a wholly owned subsidiary of GenAm Life ("EIM") (MLINC, MetLife, GenAmerica, GenAm Life and EIM are referred to herein collectively as the "Filing Parties"). MLINC, a Delaware corporation with its principal office and business at One Madison Avenue, New York, NY, 10010-3690, is not controlled by any person or persons and is a holding company which owns all of the issued and outstanding shares of common stock of MetLife. MetLife, a New York life insurance company, has its principal office and business at One Madison Avenue, New York, New York 10010-3690. GenAmerica and EIM are holding companies and GenAm Life is an insurance company. GenAmerica, GenAm Life and EIM are each Missouri corporations with the address of their principal offices and businesses at 700 Market Street, St. Louis, Missouri 63101.

       Set forth on Exhibit A to this Statement, and incorporated herein by reference, is the name, residence or business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of the Filing Parties.

         (d) During the last five years, none of the Filing Parties nor, to the best knowledge of the Filing Parties, any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Filing Parties nor, to the best knowledge of the Filing Parties, any of their respective executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.           Interest in Securities of the Issuer.

         (a) and (b). As of February 15, 2002, MLINC and MetLife beneficially owned 29,138,739 Shares, or approximately 58.9 percent of the outstanding Shares. Of such Shares, MLINC has sole voting and dispositive power with respect to 222,800 Shares, MLINC and MetLife share voting and dispositive power with each other with respect to 4,784,689 Shares and share voting and dispositive power with GenAmerica, GenAm Life and EIM with respect to 24,131,250 Shares. As of February 15, 2002, GenAmerica, GenAm Life and EIM beneficially owned 24,131,250 Shares, or approximately 48.8 percent of the outstanding Shares. With respect to such Shares, GenAmerica, GenAm Life and EIM share voting and dispositive power with MLINC, MetLife and each other. See also Item 2 above.

        The information in the following paragraphs is to the best knowledge of the Filing Parties.

SCHEDULE 13D                                                 CUSIP No. 759351109


         As of February 2, 2002, William E. Cornelius, a director of GenAmerica and GenAm Life, beneficially owned 1,113 Shares and had sole voting and dispositive power with respect to such Shares.

         As of February 19, 2002, Arnold W. Donald, a director of GenAmerica and GenAm Life, may be deemed to be the beneficial owner of 105 Shares held by Hazel Donald, as trustee of a trust. Mr. Donald did not have voting or dispositive power with respect to such Shares.

         As of February 1, 2002, Richard D. Evans, Senior Vice President - Sales, National Accounts and Special Programs of GenAm Life, beneficially owned 100 Shares and had sole voting and dispositive power with respect to such Shares.

         As of February 14, 2002, James W. Koeger, Vice President of MetLife and a director of EIM, beneficially owned 700 Shares and had sole voting and dispositive power with respect to such Shares.

         As of February 5, 2002, Richard A. Liddy, Chairman of GenAmerica and GenAm Life, may be deemed to have been the beneficial owner of 132,200 Shares,
(i) 112,500 Shares which were owned directly by Mr. Liddy, and (ii) 19,700 Shares which were owned by Joanne S. Liddy, his spouse. Mr. Liddy had sole voting and dispositive power with respect to the shares owned directly by him, and shared voting and dispositive power with respect to such Shares owned by his spouse. Mr. Liddy disclaimed beneficial ownership of the aforementioned Shares owned by his spouse.

         As of February 4, 2002, Matthew P. McCauley, a director of EIM and Vice-President, General Counsel and Secretary of GenAmerica and GenAm Life, beneficially owned 1,000 Shares which were jointly owned with Brigid K. McCauley, and shared voting and dispositive power with respect to such Shares with her.

         As of February 1, 2002, Stewart G. Nagler, Vice Chairman of the Board and Chief Financial Officer of MLINC and MetLife, a director of GenAmerica and GenAm Life and Chairman of the Board of RGA, beneficially owned 1,000 Shares and had sole voting and dispositive power with respect to such Shares.

         As of February 4, 2002, John E. Petersen, Senior Vice President of GenAm Life, beneficially owned 150 Shares and had sole voting and dispositive power with respect to such Shares.

         As of February 14, 2002, Craig D. Schnuck, a director of GenAmerica and GenAm Life, beneficially owned 2,000 Shares and had sole voting and dispositive power with respect to such Shares.

         As of February 6, 2002, William P. Stiritz, a director of GenAmerica and GenAm Life, beneficially owned 9,933 Shares and had sole voting and dispositive power with respect to such Shares.

         As of February 4, 2002, Andrew C. Taylor, a director of GenAmerica and GenAm Life, beneficially owned 26,000 Shares and shared voting and dispositive power with respect to such Shares with Barbara B. Taylor.

         As of February 5, 2002, Robert L. Virgil, a director of GenAmerica and GenAm Life, beneficially owned 225 Shares which were owned by Geraldine J. Virgil, his spouse, and shared voting and dispositive power with respect to such Shares with her.

SCHEDULE 13D                                                 CUSIP No. 759351109


         As of February 2, 2002, Virginia V. Weldon, M.D. a director of GenAmerica and GenAm Life, beneficially owned 450 Shares as trustee of a trust, and had sole voting and dispositive power with respect to such Shares.

         As of February 4, 2002, Bernard H. Wolzenski, Executive Vice-President
- Individual, of GenAmerica and GenAm Life, may be deemed to be the beneficial owner of 2,725 Shares held by Jeanne A. Wolzenski, as trustee of a trust. Mr. Wolzenski did not have voting or dispositive power with respect to such Shares.

         As of February 6, 2002, A. Greig Woodring, Executive Vice-President - Reinsurance of GenAmerica and GenAm Life and President and Chief Executive Officer of RGA, may be deemed to have been the beneficial owner of 323,557 Shares and had sole voting and dispositive power with respect to such Shares.

         Some of the Shares described in the above paragraphs may be in the form of stock options exercisable within 60 days or restricted stock. None of the Share ownership described in the above paragraphs represents beneficial ownership by any individual of more than 1% of the outstanding Shares.

         The percentage amounts set forth in this Item 5 are based upon the number of Shares issued and outstanding as of October 31, 2001, as described in RGA's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001.

         (c) In the 60 days prior to the date of filing of this Statement, none of the Filing Parties nor, to the best knowledge of the Filing Parties, any of their respective directors and executive officers has effected any transactions in the Shares, except as disclosed in this Statement, and except the following:

Susan Stiritz sold 17,500 Shares on January 9, 2002 at $32.00 per Share.

Stewart G. Nagler purchased 1,000 Shares on February 1, 2002 at $29.00 per
Share.

Between January 30, 2002 and February 15, 2002, MLINC purchased a total of 222,800 Shares. Details regarding these purchases are set forth in Exhibit C hereto.

         (d) No other person is known by the Filing Parties to have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares.

         (e) Not applicable.

Item 7.          Materials to be Filed as Exhibits.


Exhibit A -- Information relating to the Executive Officers and Directors of the Filing Parties

Exhibit B -- Agreement Required for Joint Filing under Rule 13d-1(k)(1)

Exhibit C -- Purchases of Shares by MetLife, Inc.

SCHEDULE 13D                                                 CUSIP No. 759351109


                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     February 20, 2002

                              METLIFE, INC.


                              By:    /s/ Gwenn L. Carr
                                     -----------------
                              Name:  Gwenn L. Carr
                              Title: Vice-President and Secretary

                              METROPOLITAN LIFE INSURANCE COMPANY


                              By:    /s/ Gwenn L. Carr
                                     -----------------
                              Name:  Gwenn L. Carr
                              Title: Vice-President and Secretary

                              GENAMERICA FINANCIAL CORPORATION


                              By:    /s/ Matthew P. McCauley
                                     -----------------------
                              Name:  Matthew P. McCauley
                              Title: Vice-President, General
                                     Counsel and Secretary

                              GENERAL AMERICAN LIFE INSURANCE COMPANY


                              By:    /s/ Matthew P. McCauley
                                     ------------------------
                              Name:  Matthew P. McCauley
                              Title: Vice-President, General
                                     Counsel and Secretary

                              EQUITY INTERMEDIARY COMPANY


                              By:    /s/ Matthew P. McCauley
                                     ------------------------
                              Name:  Matthew P. McCauley
                              Title: Director, Vice-President,
                                     General Counsel and Secretary

SCHEDULE 13D                                                 CUSIP No. 759351109


                                    EXHIBIT A

DIRECTORS AND EXECUTIVE OFFICERS OF THE FILING PARTIES

Set forth below is the name and present principal occupation or employment of each director and executive officer of MLINC and MetLife. MLINC is a holding company and MetLife is an insurance company. The principal business address of MLINC and MetLife is One Madison Avenue, New York, NY 10010-3690. Each person listed below is a citizen of the United States.

                               DIRECTORS

Name And Business Address         Principal Occupation or Employment
-------------------------         ----------------------------------

Curtis H. Barnette                Of Counsel, Skadden, Arps, Slate,
Skadden, Arps, Slate,             Meagher & Flom LLP (law firm)
Meagher & Flom LLP
1440 New York Avenue, N.W.
Washington, DC  20005-2111

Robert H. Benmosche               Chairman of the Board, President
                                  and Chief Executive Officer, MLINC and MetLife

Gerald Clark                      Vice-Chairman of the Board and
                                  Chief Investment Officer, MLINC and MetLife

Joan Ganz Cooney*                 Chairman, Executive Committee
Children's Television Workshop    Children's Television Workshop
One Lincoln Plaza                 (broadcasting)
New York, New York 10023

John C. Danforth                  Partner, Bryan Cave LLP (law firm)
Bryan Cave LLP
211 N. Broadway, Suite 3600
St. Louis, MO  63102-2750

Burton A. Dole, Jr.               Retired Chairman, President and
P.O. Box 208                      Chief Executive Officer, Puritan
Pauma Valley,                     Bennett, Incorporated (medical device
California  92061                 manufacturing)

James R. Houghton                 Non-Executive Chairman of the Board,
Corning Incorporated              Corning Incorporated (telecommunications
80 East Market Street             technology)
2nd Floor,
Corning, New York 14830

Harry P. Kamen                    Retired Chairman of the Board and
Metropolitan Life Insurance Co.   Chief Executive Officer, MetLife
200 Park Avenue, Suite 5700
New York, New York  10166

SCHEDULE 13D                                                 CUSIP No. 759351109


Helene L. Kaplan                  Of Counsel, Skadden, Arps, Slate,
Skadden, Arps, Slate,             Meagher and Flom LLP (law firm)
Meagher & Flom LLP
Four Times Square
New York, New York 10036

Catherine R. Kinney               Co-Chief Operating Officer, President
New York Stock Exchange, Inc.     and Executive Vice Chairman, New York
20 Broad Street                   Stock Exchange, Inc.
New York, New York 10005

Charles M. Leighton               Retired Chairman and Chief Executive
P. O. Box 247                     Officer, CML Group, Inc. (exercise
Bolton, MA  01740                 and leisure products)

Allen E. Murray*                  Retired Chairman of the Board and
Mobil Corporation                 Chief Executive Officer, Mobil
375 Park Avenue, Suite 2901       Corporation (petroleum refining)
New York, New York  10152

Stewart G. Nagler                 Vice-Chairman of the Board and Chief
                                  Financial Officer, MLINC and MetLife;
                                  Chairman of the Board, RGA

John J. Phelan, Jr.               Senior Advisor, Boston Consulting Group
P.O. Box 312
Mill Neck, New York  11765

Hugh B. Price                     President and Chief Executive
National Urban League, Inc.       Officer, National Urban League, Inc.
500 East 62nd Street
New York, New York  10005

William G. Steere, Jr.            Retired Chairman of the Board and Chief
Pfizer Inc.                       Executive Officer, Pfizer Inc.
235 East 42nd Street
New York, New York  10017

* Joan Ganz Cooney and Allen Murray will retire from the Boards of MLINC and MetLife effective March 31, 2002.

                               Executive Officers
                             (Who are not Directors)

Name                               Principal Occupation or Employment
----                               ----------------------------------

Gary A. Beller                     Senior Executive Vice-President and
                                   General Counsel, MLINC and MetLife

James M. Benson                    President, Individual Business, MLINC and
                                   MetLife; Chairman, Chief Executive Officer and President, New England Life
                                   Insurance Company

C. Robert Henrikson                President, Institutional Business, MLINC and
                                   MetLife

SCHEDULE 13D                                                 CUSIP No. 759351109


Catherine A. Rein                  Senior Executive Vice-President, MLINC and
                                   MetLife; President and Chief Executive
                                   Officer, Metropolitan Property and
                                   Casualty Insurance Company

William J. Toppeta                 President, International, MLINC and MetLife

Lisa M. Weber                      Senior Executive Vice-President and Chief
                                   Administrative Officer, MLINC and MetLife


Set forth below is the name and present principal occupation or employment of each director and executive officer of GenAmerica and GenAm Life. GenAmerica is a holding company and GenAm Life is an insurance company. The principal business address of each of GenAmerica and GenAm Life is 700 Market Street, St. Louis, Missouri 63101. Each person listed below is a citizen of the United States.

                            DIRECTORS

Name And Business Address          Principal Occupation or Employment
-------------------------          ----------------------------------

James M. Benson                    President, Individual Business, MLINC and
Metropolitan Life Insurance Co.    MetLife; Chairman, Chief Executive Officer
One Madison Avenue                 and President, New England Life
New York, New York  10010-3690     Insurance Company

William E. Cornelius               Retired Chairman and Chief Executive Officer
#2 Dunlora Lane                    Union Electric Company (now Ameren
St. Louis, Missouri  63131         Corporation) (electric utility)

John C. Danforth                   Partner, Bryan Cave LLP (law firm)
Bryan Cave LLP
One Metropolitan Square,
Suite 3600
St. Louis, Missouri  63102

Arnold W. Donald                   Chairman and Chief Executive Officer,
Merisant Company                   Merisant Company
1 N. Brentwood Blvd.
Suite 510
St. Louis, MO 63105

Kevin C. Eichner                   President and Chief Executive Officer,
                                   GenAmerica and GenAm Life

Jerald L. Kent                     President and Chief Executive Officer,
12412 Powerscourt Dr.              Cequel III, LLC
Suite 100
St. Louis, MO 63131

Richard A. Liddy                   Chairman, Retired President and Chief
                                   Executive Officer, GenAmerica and GenAm Life

SCHEDULE 13D                                                 CUSIP No. 759351109


Stewart G. Nagler                  Vice-Chairman of the Board and Chief
Metropolitan Life Insurance Co.    Financial Officer, MLINC and MetLife;
One Madison Avenue                 Chairman of the Board, RGA
New York, New York  10010-3690

Craig D. Schnuck                   Chairman and Chief Executive Officer,
Schnuck Markets, Inc.              Schnuck Markets, Inc. (retail grocery
11420 Lackland Road                stores)
St. Louis, Missouri  63146

William P. Stiritz                 Chairman, Energizer Holding Company and
Agribrands International, Inc.     Ralcorp Holdings Inc.
1401 South Brentwood Blvd.
Suite 650
St. Louis, Missouri 63144

Andrew C. Taylor                   Chairman and Chief Executive Officer,
Enterprise Rent-A-Car Company      Enterprise Rent-A-Car Company (automobile
600 Corporate Park Drive           rental and leasing)
St. Louis, Missouri  63105

Robert L. Virgil                   Management Consultant and Subordinated
Edward Jones & Co.                 Limited Partner, Edward Jones & Co.
12555 Manchester Road              (securities firm)
St. Louis, Missouri  63131

Lisa M. Weber                      Senior Executive Vice-President and Chief
Metropolitan Life Insurance Co.    Administrative Officer, MLINC and MetLife
One Madison Avenue
New York, New York  10010-3690

Virginia V. Weldon                 Retired Senior Vice-President for Public
242 Carlyle Lake Drive             Policy, Monsanto Company (life sciences)
St. Louis, Missouri  63141



               Executive Officers of GenAmerica and/or GenAm Life
                             (Who Are Not Directors)

Name                               Principal Occupation or Employment
----                               ----------------------------------

Richard D. Evans                   Senior Vice-President - Sales, National
                                   Accounts and Special Programs, GenAm Life

Timothy J. Klopfenstein            Vice President and Chief Financial Officer,
                                   Individual Product Division, GenAm Life;
                                   President and Treasurer, EIM

Matthew P. McCauley                Vice-President, General Counsel and
                                   Secretary, GenAmerica and GenAm Life

Daniel J. McDonald                 Senior Vice-President, GenAm Life

Richard J. Miller                  Executive Vice-President and Chief Marketing
                                   Officer, GenAm Life

Jerome M. Mueller                  Senior Vice-President - National Marketing,
                                   GenAm Life

SCHEDULE 13D                                                 CUSIP No. 759351109


John E. Petersen                   Senior Vice-President, GenAm Life

William S. Slater                  Senior Vice-President, GenAm Life

Bernard H. Wolzenski               Executive Vice-President - Individual,
                                   GenAmerica and GenAm Life

A. Greig Woodring                  Executive Vice-President - Reinsurance,
RGA                                GenAmerica and GenAm Life; President and
1370 Timberlake Parkway            Chief Executive Officer, RGA
Chesterfield, MO 63017



Set forth below is the name and present principal occupation or employment of each director and executive officer of EIM. EIM is a holding company. The principal business address of EIM is 700 Market Street, St. Louis, Missouri 63101. Each person listed below is a citizen of the United States.

                            DIRECTORS

Name And Business Address          Principal Occupation or Employment
-------------------------          ----------------------------------

Timothy J. Klopfenstein            Vice President and Chief Financial Officer,
                                   Individual Product Division, GenAm Life;
                                   President and Treasurer, EIM

James W. Koeger                    Vice President, MetLife; Assistant
                                   Treasurer, GenAmerica, GenAm Life and EIM

Matthew P. McCauley                Vice-President, General Counsel and
                                   Secretary, GenAmerica, GenAm Life and EIM

SCHEDULE 13D                                                 CUSIP No. 759351109


                                    Exhibit B

                             Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) of Regulation 13D-G of the Securities Exchange Act of 1934, the persons or entities below agree to the joint filing on behalf of each of them of the Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of Reinsurance Group of America, Incorporated, and agree that such statement is, and any amendments thereto filed by any of them will be, filed on behalf of each of them, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

In evidence thereof the undersigned hereby execute this Agreement this 20th day of February, 2002.

                               METLIFE, INC.


                               By:           /s/ Gwenn L. Carr
                                             -----------------
                                    Name:    Gwenn L. Carr
                                    Title:   Vice-President and Secretary

                               METROPOLITAN LIFE INSURANCE COMPANY


                               By:           /s/ Gwenn L. Carr
                                             -----------------
                                    Name:    Gwenn L. Carr
                                    Title:   Vice-President and Secretary

                               GENAMERICA FINANCIAL CORPORATION


                               By:           /s/ Matthew P. McCauley
                                             -----------------------
                                    Name:    Matthew P. McCauley
                                    Title:   Vice-President, General
                                             Counsel and Secretary

                               GENERAL AMERICAN LIFE INSURANCE COMPANY


                               By:           /s/ Matthew P. McCauley
                                             -----------------------
                                    Name:    Matthew P. McCauley
                                    Title:   Vice-President, General
                                             Counsel and Secretary

                               EQUITY INTERMEDIARY COMPANY


                               By:           /s/ Matthew P. McCauley
                                             -----------------------
                                    Name:    Matthew P. McCauley
                                    Title:   Director, Vice-President,
                                             General Counsel and Secretary

SCHEDULE 13D                                                 CUSIP No. 759351109


                                    Exhibit C

                      Purchases of Shares by MetLife, Inc.

January 30, 2002

                                   SHARES
TRADE LOT                       PURCHASED                  PRICE
---------                       ---------                -------
                1                     600                  27.64
                2                     700                  27.66
                3                    1800                   27.7
                4                     100                  27.72
                5                     400                  27.73
                6                    1800                  27.75
                7                    4000                  27.78
                8                    1400                  27.79
                9                    4000                   27.8
               10                     800                  27.82
               11                   13200                  27.85
               12                    1700                  27.88
               13                    4500                  27.89
               14                    9700                   27.9
               15                    6200                  27.91
               16                     400                  27.92
               17                     100                  27.94
               18                    1100                  27.95
               19                     900                  27.96
               20                    4700                  27.98
               21                    5300                  27.99
               22                   12600                  28.00

                                   76,000                27.8924

SCHEDULE 13D                                                 CUSIP No. 759351109


January 31, 2002

                                   SHARES
TRADE LOT                       PURCHASED                  PRICE
---------                       ---------                -------
                1                    1250                  27.99
                2                     750                     28
                3                     250                   28.1
                4                    1350                  28.25
                5                      50                  28.26
                6                    1850                   28.3
                7                    1000                  28.33
                8                     200                  28.34
                9                     200                  28.35
               10                     150                  28.39
               11                     100                   28.4
               12                     250                  28.41
               13                     500                  28.45
               14                     150                  28.52
               15                     850                  28.54
               16                    1100                  28.55
               17                     200                  28.62
               18                     550                  28.64
               19                     500                   28.7
               20                     100                  28.71
               21                     150                  28.72

                                   11,500                28.3443

February 1, 2002

                                   SHARES
TRADE LOT                       PURCHASED                  PRICE
---------                       ---------                -------
                1                     150                  28.63
                2                     400                  28.65
                3                    3850                   28.7
                4                     300                  28.71
                5                    5400                  28.75
                6                     300                  28.76
                7                     150                  28.77
                8                    3450                  28.79
                9                    1000                   28.8
               10                    1350                  28.92
               11                     450                  28.93
               12                    3200                     29

                                   20,000                28.8021

SCHEDULE 13D                                                 CUSIP No. 759351109


February 4, 2002

                                   SHARES
TRADE LOT                       PURCHASED                  PRICE
---------                       ---------                -------
                1                      50                  28.34
                2                     300                  28.35
                3                    1650                  28.39
                4                     950                   28.4
                5                     650                  28.44
                6                     100                  28.45
                7                     550                  28.46
                8                     100                  28.47
                9                     350                   28.5
               10                     700                  28.55
               11                    1400                  28.56
               12                    1100                  28.57
               13                    4250                  28.59
               14                     350                   28.6
               15                    1450                   28.9
               16                      50                  28.95

                                   14,000                28.5584

SCHEDULE 13D                                                 CUSIP No. 759351109


February 5, 2002

                                   SHARES
TRADE LOT                       PURCHASED                  PRICE
---------                       ---------                -------
                1                     250                  27.85
                2                     250                  27.95
                3                     100                     28
                4                     500                  28.03
                5                     250                  28.05
                6                     150                  28.06
                7                      50                  28.09
                8                     450                   28.1
                9                   1,450                  28.11
               10                     450                  28.12
               11                     100                  28.13
               12                     800                  28.15
               13                     150                  28.19
               14                   1,050                  28.21
               15                     350                  28.22
               16                     450                  28.25
               17                     100                  28.28
               18                     250                   28.3
               19                     200                  28.31
               20                     100                  28.33
               21                     650                  28.35
               22                      50                  28.39
               23                     100                   28.4
               24                     400                  28.47
               25                     900                  28.55

                                    9,550                28.2083

SCHEDULE 13D                                                 CUSIP No. 759351109


February 6, 2002

                                   SHARES
TRADE LOT                       PURCHASED                  PRICE
---------                       ---------                -------
                1                      50                  28.15
                2                     450                  28.16
                3                     150                  28.17
                4                     300                  28.22
                5                     700                  28.23
                6                      50                  28.25
                7                     100                  28.29
                8                     900                   28.3
                9                    1300                  28.31
               10                    2500                  28.35
               11                     250                  28.36
               12                     350                  28.37
               13                     250                  28.38
               14                    1200                  28.42
               15                     850                  28.43
               16                    1600                  28.44

                                   11,000                28.3463

February 7, 2002

                                   SHARES
TRADE LOT                       PURCHASED                  PRICE
---------                       ---------                -------
                1                     600                  28.05
                2                    1450                   28.1
                3                     700                  28.14
                4                      50                  28.19
                5                     150                   28.2
                6                    1100                  28.21
                7                      50                  28.22
                8                      50                  28.23
                9                     250                  28.24
               10                     100                  28.26
               11                     750                   28.3
               12                     500                  28.39
               13                     750                   28.4

                                    6,500                28.2111

SCHEDULE 13D                                                 CUSIP No. 759351109


February 8, 2002

                                   SHARES
TRADE LOT                       PURCHASED                  PRICE
---------                       ---------                -------
                1                     200                28.45
                2                      50                28.50
                3                      50                28.55
                4                      50                28.60
                5                     350                28.70
                6                     100                28.78
                7                      50                28.79
                8                      50                28.80
                9                      50                28.81
               10                   4,900                28.82
               11                     750                28.83
               12                     200                28.84
               13                     100                28.86
               14                     100                28.88
               15                     950                28.89
               16                     500                28.90
               17                     400                28.92
               18                     450                28.93
               19                     500                28.94
               20                     150                28.95
               21                     150                28.96
               22                   1,100                28.97
               23                   3,700                28.99
               24                   1,850                29.00

                                   16,750                28.8965

SCHEDULE 13D                                                 CUSIP No. 759351109


February 11, 2002

                                   SHARES
TRADE LOT                       PURCHASED                  PRICE
---------                       ---------                -------
                1                     150                29.03
                2                     250                29.10
                3                     200                29.15
                4                     650                29.18
                5                     350                29.20
                6                     950                29.25
                7                     250                29.27
                8                     550                29.28
                9                     150                29.29
               10                     100                29.30
               11                     200                29.34
               12                      50                29.35
               13                     200                29.36
               14                     150                29.37
               15                     150                29.38
               16                   1,700                29.39
               17                     250                29.40
               18                     200                29.43
               19                     250                29.45
               20                      50                29.50
               21                     300                29.51
               22                     350                29.52
               23                     150                29.54
               24                     550                29.55
               25                      50                29.60
               26                      50                29.64
               27                   1,250                29.65
               28                      50                29.67
               29                      50                29.68
               30                   1,400                29.70

                                   11,000                29.4251

SCHEDULE 13D                                                 CUSIP No. 759351109


February 12, 2002

                                   SHARES
TRADE LOT                       PURCHASED                  PRICE
---------                       ---------                -------
                1                     900                29.20
                2                     600                29.22
                3                   1,200                29.30
                4                     700                29.31
                5                     250                29.32
                6                     500                29.33
                7                     350                29.34
                8                      50                29.37
                9                     300                29.38
               10                   2,000                29.39
               11                     650                29.40
               12                     800                29.45
               13                     300                29.46
               14                     100                29.48
               15                     300                29.52
               16                      50                29.54
               17                     100                29.55
               18                      50                29.56
               19                     300                29.57
               20                     150                29.58
               21                     200                29.59
               22                     950                29.60
               23                   1,700                29.61

                                   12,500                29.4176

SCHEDULE 13D                                                 CUSIP No. 759351109


February 13, 2002

                                   SHARES
TRADE LOT                       PURCHASED                  PRICE
---------                       ---------                -------
                1                     100                29.07
                2                      50                29.09
                3                     250                29.15
                4                     250                29.20
                5                     100                29.21
                6                     850                29.27
                7                     150                29.28
                8                      50                29.30
                9                   1,000                29.40
               10                     250                29.41
               11                     550                29.43
               12                     400                29.47
               13                     100                29.49
               14                     700                29.50
               15                     150                29.51
               16                     850                29.55
               17                     650                29.58
               18                     750                29.59
               19                   2,300                29.60
               20                     250                29.75
               21                     150                29.81
               22                     300                29.83
               23                     450                29.84
               24                     850                29.85

                                   11,500                29.5334

SCHEDULE 13D                                                 CUSIP No. 759351109


February 14, 2002

                                   SHARES
TRADE LOT                       PURCHASED                  PRICE
---------                       ---------                -------
                1                     500                29.50
                2                     250                29.55
                3                   2,000                29.59
                4                   1,250                29.60
                5                     450                29.69
                6                   1,550                29.70
                7                     100                29.77
                8                   1,100                29.80
                9                     750                29.82
               10                     500                29.85
               11                     100                29.86
               12                     200                29.87
               13                     150                29.89
               14                     100                29.95
               15                   3,000                30.00

                                   12,000                29.7665

February 15, 2002

                                   SHARES
TRADE LOT                       PURCHASED                  PRICE
---------                       ---------                -------
                1                   1,300                29.54
                2                     200                29.55
                3                     100                29.59
                4                     900                29.62
                5                     500                29.65
                6                     600                29.66
                7                     350                29.67
                8                      50                29.70
                9                   1,750                29.74
               10                      50                29.75
               11                     200                29.78
               12                   1,500                29.85
               13                     500                29.86
               14                   1,000                29.87
               15                     100                29.88
               16                      50                29.89
               17                   1,350                29.90

                                   10,500                29.7458